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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2007.

Commission File Number 0001364043

GOLDEN OASIS EXPLORATION CORP.
(Translation of registrant's name into English)

Suite 750, 580 Hornby Street, Vancouver, British Columbia, Canada V6C 386
(Address ofprincipal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Fonn 6-K in paper as pennitted by Regulation S-T Rule 101(b)(l): __

Note: Regulation S-T Rule 101(b)(I) onlypennits the submission in paper ofa Fonn 6-K ifsubmitted solely to provide an attached annual report to security holders.

Indicate by check mark ifthe registrant is submitting the Form 6-K in paper as pennitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only pennits the submission in paper ofa Fonn 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules ofthe home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, ifdiscussing a material event, has already been the subject of a Fonn 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the infonnation contained in this Fonn is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [X]

If"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Oasis Exploration Corp.
(Registrant)

Date December 2007	By Robert Eadie
(Signature) *

* Print the name and title under the signature of the signing officer.	Robert Eadie, Chief Executive Officer

SEC 1815(04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List

99.1	Notice

99.2	Information Circular

99.3	Proxy

99.4	Request for Financial Statements